NEWS RELEASE

INTEROIL ANNOUNCES YEAR-END 2009 GROSS BEST CASE RESOURCE ESTIMATE OF 1.52 BILLION BARRELS OF OIL EQUIVALENT

Cairns, Australia and Houston, TX -- February 16, 2010 -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) is pleased to announce the details of the independent engineering evaluations prepared by GLJ Petroleum Consultants Ltd. (GLJ Report), which evaluated the resources at the Elk/Antelope field in Papua New Guinea effective as at December 31, 2009, and was prepared in accordance with the definitions and guidelines in the COGE Handbook and National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (NI 51-101).

The GLJ Report provides a best case estimate of 8.2 trillion cubic feet (Tcf) of natural gas and 156.5 million barrels of condensate (MMBbls).  This compares to the year-end 2008 best case contingent resources estimate of 3.4 Tcf of natural gas and 59.3 MMBbls.  This amounts to a 141% percent increase from 631 million barrels of oil equivalent (MMBOE) to 1.52 billion barrels of oil equivalent.  All resources estimated in the GLJ Report are classified as contingent resources – economic status undetermined, as follows:

Gross Resources Estimate for Gas and Condensate*

As at December 31, 2009	Low	Case Best	High
Initial Recoverable Sales Gas (Tcf)	6.19	8.18	9.94
Initial Recoverable Condensate (MMBbls)	117.1	156.5	194.7
Initial Recoverable MMBOE	1,148.8	1,519.8	1,851.4
* These estimates represent 100% of the Elk/Antelope Field.  InterOil currently has a 97.5% working interest in the Field.

Resources Estimate for Gas and Condensate – Net to InterOil*

As at December 31, 2009	Low	Case Best	High
Initial Recoverable Sales Gas Resources (Tcf)	3.56	4.70	5.71
Initial Recoverable Condensate (MMBbls)	67.3	89.9	111.9
Initial Recoverable MMBOE	660.6	873.2	1063.6

*These estimates are based upon InterOil holding a 57.4751% working interest, which assumes that: (i) the State of Papua New Guinea and landowners elect to participate to the full extent provided under applicable PNG oil & gas legislation after a Production Development License (PDL) has been granted in relation to the Elk/Antelope field and (ii) all elections are made by all investors pursuant to relevant indirect participation interest agreements with InterOil, including to participate fully and directly in the PDL.

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The GLJ Report states that the analysis of the data provided indicates that no significant oil leg exists in the reservoir.  They conclude that the model that best fits the test results is a minor, largely immobile oil saturation in the bottom of the gas column.  This is consistent with the data received to date.
Phil Mulacek, CEO, stated, “I am proud of this accomplishment, organically increasing the estimated resources associated with the Elk/Antelope field by 889 million barrels of oil equivalent in a single year.  These results reflect the quality of our people and our assets.”

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: +1-281-292-1800	Phone: +61 7 4046 4600

Media Contact for InterOil:
Andrea Priest/Ed Trissel Joele Frank, Wilkinson Brimmer Katcher Phone: +1-212-355-4449

Resource Information

InterOil currently has no production or reserves as defined in Canadian NI 51-101 or under the definitions established by the United States Securities and Exchange Commission.  The resources information set forth in this press release is based on the GLJ Report and is a summary of information to be included in the Statement of Resources and Other Oil and Gas Information of  InterOil for the year ended December 31, 2009, which will be prepared in accordance with NI 51-101 and will be included in InterOil’s annual information form for the year ended December 31, 2009, a copy of which will be filed on SEDAR (www.SEDAR.com) and on InterOil’s website (www.interoil.com).

Contingent resources are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.  The economic status of the resources is undetermined and there is no certainty that it will be commercially viable to produce any portion of the resources.  The following contingencies must be met before the resources can be classified as reserves:

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•	Sanctioning of the facilities required to process and transport marketable natural gas to market.
•	Confirmation of a market for the marketable natural gas and condensate.
•	Determination of economic viability.

Although a final project has not yet been sanctioned, pre - Front End Engineering and Design (FEED) studies are ongoing for liquid natural gas (LNG) and condensate stripping operations as options for monetization of the gas and condensate.

The “low” estimate is considered to be a conservative estimate of the quantity that will actually be recovered.  It is likely that the actual remaining quantities recovered will exceed the low estimate.  With the probabilistic methods used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.  The “best” estimate is considered to be the best estimate of the quantity that will actually be recovered.  It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate.  With the probabilistic methods used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate. The “high” estimate is considered to be an optimistic estimate of the quantity that will actually be recovered.  It is unlikely that the actual remaining quantities recovered will exceed the high estimate.  With the probabilistic methods used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

The accuracy of resource estimates are in part a function of the quality and quantity of the available data and of engineering and geological interpretation and judgment.  Other factors in the classification as a resource include a requirement for more delineation wells, detailed design estimates and near term development plans.  The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of the seismic and well data.  The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well data.

BOEs may be misleading, particularly if used in isolation.  A BOE conversion ration of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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